[LETTERHEAD OF YUM CHINA HOLDINGS, INC.]

October 5, 2016

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief

Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Yum China Holdings, Inc.
Registration Statement on Form S-1
File No. 333-213719

Request for Acceleration

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Yum China Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 5, 2016 (File No. 333-213719) (as amended to date, the “Registration Statement”), be accelerated to 10 a.m., Eastern Time, on October 7, 2016, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please do not hesitate to contact our counsel, Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz, at (212) 403-1378 or at BMRoth@wlrk.com.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Roth and that such effectiveness also be confirmed in writing.

YUM CHINA HOLDINGS, INC.

	By:	/s/ Micky Pant
	Name:	Micky Pant
	Title:	Chief Executive Officer

cc:	Benjamin M. Roth
Wachtell, Lipton, Rosen & Katz

Scott Catlett
Vice President and Deputy General Counsel, Yum! Brands, Inc.